                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                         QUESTCOR PHARMACEUTICALS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    232808105
                                 (CUSIP Number)

                                  John T. Unger
                             Thompson & Knight, LLP
                           333 Clay Street, Suite 3300
                              Houston, Texas 77002
                                  713-653-8811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 15, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 232808105                  13D                      Page 2 of 16 Pages

1         NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Corporate Opportunities Fund, L.P.
              Corporate Opportunities Fund (Institutional), L.P.


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                 (a) [X]
                                                              (b) [_]


3         SEC USE ONLY


4         SOURCE OF FUNDS (See Instructions) WC


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)     [_]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnerships

NUMBER OF            7        SOLE VOTING POWER                   4,207,394
SHARES
BENEFICIALLY         8        SHARED VOTING POWER                 None
OWNED BY
EACH                 9        SOLE DISPOSITIVE POWER              4,207,394
REPORTING
PERSON
WITH                10        SHARED DISPOSITIIVE POWER           None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,207,394

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.81%

14        TYPE OF REPORTING PERSON (See Instructions)             PN

CUSIP NO. 232808105                  13D                      Page 3 of 16 Pages

1         NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Corporate Opportunities Fund, L.P.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                 (a) [X]
                                                              (b) [_]

3         SEC USE ONLY


4         SOURCE OF FUNDS (See Instructions) WC


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(E)     [_]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware limited partnership

NUMBER OF            7        SOLE VOTING POWER                   657,756
SHARES
BENEFICIALLY         8        SHARED VOTING POWER                 None
OWNED BY
EACH                 9        SOLE DISPOSITIVE POWER              657,756
REPORTING
PERSON
WITH                10        SHARED DISPOSITIIVE POWER           None

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               657,756

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.67%

14        TYPE OF REPORTING PERSON (See Instructions)             PN

CUSIP NO. 232808105                  13D                      Page 4 of 16 Pages

1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Corporate Opportunities Fund (Institutional), L.P.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [X]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)     WC


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)     [_]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware limited partnerships

NUMBER OF                7        SOLE VOTING POWER               3,549,638
SHARES
BENEFICIALLY             8        SHARED VOTING POWER             None
OWNED BY
EACH                     9        SOLE DISPOSITIVE POWER          3,549,638
REPORTING
PERSON
WITH                    10        SHARED DISPOSITIIVE POWER       None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,549,638

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)     [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.41%

14       TYPE OF REPORTING PERSON (See Instructions)              PN

CUSIP NO. 232808105                  13D                      Page 5 of 16 Pages

1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               SMM Corporate Management, LLC

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

               WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(E)     [_]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware limited liability company


NUMBER OF                   7        SOLE VOTING POWER            4,207,394
SHARES
BENEFICIALLY                8        SHARED VOTING POWER          None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER       4,207,394
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER    None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,207,394

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       9.81%


14       TYPE OF REPORTING PERSON (See Instructions)              OO

CUSIP NO. 232808105                  13D                      Page 6 of 16 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Sanders Morris Harris Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

               WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas

NUMBER OF                   7        SOLE VOTING POWER            4,207,394
SHARES
BENEFICIALLY                8        SHARED VOTING POWER          None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER       4,207,394
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER    None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,207,394

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)    [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       9.81%


14       TYPE OF REPORTING PERSON (See Instructions)              CO

CUSIP NO. 232808105                  13D                      Page 7 of 16 Pages


1        NAMES OF REPORTING PERSONS/
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               James C. Gale

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                  (a) [_]
                                                              (b) [_]


3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

               WC

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [_]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

NUMBER OF                   7        SOLE VOTING POWER            4,207,394
SHARES
BENEFICIALLY                8        SHARED VOTING POWER          None
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER       4,207,394
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIIVE POWER    None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,207,394

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [_]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       9.81%


14       TYPE OF REPORTING PERSON (See Instructions)              IN

CUSIP NO.  232808105                 13D                      Page 8 of 16 Pages

Item 1.  Security and Issuer.

     This statement relates to the common stock, no par value (the "Shares"), of Questcor Pharmaceuticals, Inc., a California corporation ("Issuer"). The principal executive office of the issuer of such securities is located at 3620 Whipple Road, Union City, California, 94587

Item 2.  Identity and Background.

     Corporate Opportunities Fund, L.P. ("COF")and Corporate Opportunities Fund (Institutional), L.P. ("COFI and, together with COF, the "Funds") are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     SMM Corporate Management, LLC (the "General Partner") is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is 126 East 56th Street, 24th Floor, New York, New York 10022.

     Sanders Morris Harris Inc. is a Texas corporation and the controlling member of the General Partner. The address of its principal office is 3100 Chase Tower, Houston, Texas 77002. Attached as Appendix A is information concerning the executive officers and directors of Sanders Morris Harris required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such executive officers and directors may be deemed, but are not conceded to be controlling persons of Sanders Morris Harris. Sanders Morris Harris Inc. is a wholly owned subsidiary of Sanders Morris Harris Group, Inc., a Texas corporation ("SMH Group"). Sanders Morris Harris is a registered broker/dealer.

     Sanders Morris Harris Group, Inc. is a Texas corporation and the parent of Sanders Morris Harris. The address of its principal office is 600 Travis, Suite 3100, Houston, Texas 77002. Attached as Appendix A-1 is information concerning the executive officers and directors of SMH Group required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such officers and directors may be deemed, but are not conceded to be controlling, persons of SMH Group. No corporation or other person is or may be deemed to be ultimately in control of SMH Group.

     James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is 126 East 56th Street, 24th Floor, New York, New York 10022. Mr. Gale is a citizen of the United States.

     Ben T. Morris is a Manager of the General Partner and President and a director of Sanders Morris Harris Inc. The address of his principal office is 3100 Chase Tower, Houston, Texas 77002. Mr. Morris is a citizen of the United States.

     During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

CUSIP NO. 232808105                  13D                      Page 9 of 16 Pages

         During the past five years, none of the reporting persons or any of the persons referred to in Appendices A and A-1 was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 15, 2003, COF purchased 469 shares of the Series B Convertible Preferred Stock, no par value ("Series B Preferred"), of the Issuer and common stock purchase warrants ("Warrants") to purchase 159,456 Shares for an aggregate consideration of $469,000 and COFI purchased 2,531 shares of Series B Preferred and Warrants to purchase 860,518 Shares for an aggregate consideration of $2,531,000. The source of these funds was working capital of the Funds. A total of 10,000 shares of Series B Preferred were issued. The Series B Preferred shares originally issued and outstanding are convertible into Shares at a conversion price of approximately $0.9412 per share. The exercise price of the Warrants is $1.0824 per share.

Item 4.  Purpose of Transaction.

         The Funds acquired the 3,000 shares of Series B Preferred and warrants to purchase 1000,000 shares of common stock for general investment purposes.

         The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

     Dividends on the Series B Preferred accrue at a rate per annum based on the original purchase price of $1,000 per share of 8% from January 15, 2003 to December 31, 2005, 10% from January 1, 2006 to December 31, 2007, and 12% after January 1, 2008, and are payable quarterly. The Series B Preferred ranks senior to the Series A preferred stock of the Issuer. All dividends on the Series B Preferred must be paid prior to payment of any dividends on the Common Stock. Accrued and unpaid dividends bear interest at the dividend rate in effect plus 6% per annum. Upon the occurrence and during the continuance of certain events, including the absence of reported sale price for Shares for six consecutive trading days, certain failures to pay dividends, certain insolvency proceedings, judgments, default on obligations, certain changes in control of the Issuer, certain corporate transactions, certain non-compliance and breaches of the transaction documents, and failures to maintain net cash, cash equivalent and eligible investment balances, the applicable dividend rate is increased by 6% per annum. The Series B Preferred has seniority over the Series A preferred stock in distributions upon any liquidation or dissolution of the Issuer, and is senior in rank to the Common Stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, all the Series B Preferred votes on an as converted basis together with the Common Stock as a single class (with each share of Series B Preferred Stock casting a number of votes equal to 0.88 times the number of shares of Common Stock into which it is convertible).

CUSIP NO. 81787Q 10 4                13D                     Page 10 of 16 Pages

         The affirmative vote or written consent of a majority of the holders of Series B Preferred Stock, voting separately as a class, is required for (1) any amendment, alteration, or repeal, whether by merger or consolidation or otherwise, of the Issuer's articles of Incorporation if the amendment, alteration, or repeal materially and adversely affects the powers, preferences, or special rights of the Series B Preferred Stock or (2) the creation or issuance of any class or series of preferred stock ranking senior to or on a parity with the Series B Preferred Stock as to dividends or liquidation.

         The Issuer has the right to redeem the Series B Preferred Stock commencing January 1, 2006 for a redemption price equal to 110% of the stated value ($1,000) of each share plus any accrued and unpaid dividends. In addition, each holder of Series B Preferred Stock has the right to require the Issuer to redeem their shares of Series B Preferred Stock at a redemption price equal to the stated value ($1,000) of each share plus any accrued and unpaid dividends upon the occurrence of certain events, including certain amendments and changes of the Issuer's Articles of Incorporation, certain misstatements or omissions, certain payments of dividends or redemption prices, certain issuances of Shares, certain non-compliance and breaches of transaction documents, material breaches of representations and warranties, and certain voluntary insolvency proceedings.

         COF and COFI have the right to designate one individual to attend and act as an observer at all meetings of the Board of Directors of the Issuer.

         Subject to the foregoing, the Funds have acquired all securities of the Issuer that they presently own as an investment. The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer's affairs. Depending on their evaluation of the Issuer's business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

         Except as described in this Item 4, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered

CUSIP NO.  232808105                 13D                     Page 11 of 16 Pages
national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

                                        Aggregate Number of    Percentage of
     Beneficial Owner                      Shares Owned           Class
Corporate Opportunities Fund, L.P.           657,756(1)               1.67%
Corporate Opportunities Fund
         (Institutional), L.P.             3,549,638(2)               8.41%
Corporate Opportunities Fund, L.P.
         and Corporate Opportunities
         Fund (Institutional), L.P.        4,207,394(3)               9.81%
SMM Corporate Management, LLC              4,207,394(4)               9.81%
Sanders Morris Harris Inc.                 4,207,394(5)               9.81%
James C. Gale                              4,207,394(5)               9.81%

(1) Includes 498,300 shares of common stock issuable upon conversion of 469 shares of Series B Preferred that are immediately convertible into common stock, and 159,456 shares of common stock issuable upon exercise of common stock purchase warrants.

(2) Includes 2,689,120 shares of common stock issuable upon conversion of 2,531 shares of Series B Preferred that are immediately convertible into common stock, and 860,518 shares of common stock issuable upon exercise of stock purchase warrants.

(3) Includes 3,187,420 shares of common stock issuable upon conversion of 3,000 shares of Series B Preferred that are immediately convertible into common stock, and 1,000,000 shares of common stock issuable upon exercise of common stock purchase warrants.

(4)      Includes shares beneficially owned by the Funds.

(5) Includes shares beneficially owned by the Funds and SMM Corporate Management, LLC.

         (b) The number of shares of Common Stock as to which there is sole power to direct the vote, shares power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. To the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to
Item 2 do not beneficially own any shares of Common Stock of the Issuer.

CUSIP NO. 232808105                  13D                     Page 12 of 16 Pages

         (c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

         None

         (d) The Funds have the right to receive all dividends on the Series B Preferred.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the issuance of the Series B Preferred, the Issuer extended certain registration rights to the Funds, which obligate the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of the Series B Preferred and the Warrants within [180] days, and to maintain the effectiveness of such registration statement until [two] years after it is declared effective.

         See Item 4 for a description of voting rights applicable to the Series Preferred, which information is incorporated herein by reference.

         Except as stated herein, none of the Funds, SMM Corporate Management, LLC, nor Sanders Morris Harris, nor, to the best of the knowledge of the Funds, any of the executive officers or directors listed on Annex A or A-1, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

CUSIP NO. 232808105                  13D                     Page 13 of 16 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit     Title

  1         Joint Filing Agreement among the reporting persons.

  2 Certificate of Determination of Series B Convertible Preferred Stock dated as of December 29, 2002. (Incorporate by reference to Exhibit
            3.1 to Current Report on Form 8-K filed by the Issuer on January 16,
            2003).

  3 Subscription Agreement dated as of December 29, 2002, between the Issuer and the purchasers of Series B Preferred. (Incorporate by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 16, 2003).

  4 Form of Common Stock Purchase Warrant issued by the Issuer to the purchasers of Series B Preferred.(Incorporate by reference to Exhibit 4.1 to Current Report on Form 8-K filed by the Issuer on January 16, 2003).

CUSIP NO. 232808105                  13D                     Page 14 of 16 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:    January 27, 2003


                                    Corporate Opportunities Fund, L.P.
                                    Corporate Opportunities Fund
                                          (Institutional), L.P.

                                    By: SMM Corporate Management, LLC



                                    By       /s/ James C. Gale
                                      ----------------------------------------
                                        James C. Gale, Manager

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 27, 2003

Signatures:

SMM Corporate Management, LLC



By      /s/ James C. Gale
  ----------------------------------
Name: James C. Gale
Title: Manager and Chief Investment Officer


Sanders Morris Harris Inc.


By     /s/ James C. Gale
  ----------------------------------
Name: James C. Gale
Title: Managing Director


    /s/ James C. Gale
------------------------------------
James C. Gale


-----------
Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 232808105                  13D                     Page 15 of 16 Pages

                                                                      Appendix A

         The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 3100, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                             Present Principal Occupation or Employment;
Name                                      Business Address
----                                      ----------------

Ben T. Morris                President, Chief Executive Officer, and Director
George L. Ball               Chairman of the Board
Robert E. Garrison II        Director, President of Sanders Morris Harris Group
Don A. Sanders               Chairman of the Executive Committee
Titus H. Harris, Jr.         Executive Vice President
Richard C. Webb              Executive Vice President
Anthony J. Barton            Executive Vice President

Peter M. Badger              President of Fixed Income Division
Richard D. Grimes            Executive Vice President
Howard Y. Wong               Chief Financial Officer and Treasurer
Sandy Williams               Secretary

CUSIP NO. 232808105                  13D                     Page 16 of 16 Pages

                                                                    Appendix A-1

                       Directors and Executive Officers of
                        Sanders Morris Harris Group Inc.

         The following table sets forth the name, business address, and present principal occupation or employment of each director and executive officer of Sanders Morris Harris Group Inc. Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 5599 San Felipe, Suite 301, Houston, Texas 77056. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

                              Present Principal Occupation or Employment;
Name                                       Business Address
----                                       ----------------

George L. Ball                Director and Chairman of the Board
Ben T. Morris                 Director and Chief Executive Officer
Robert E. Garrison II         Director and President
Don A. Sanders                Director, Vice Chairman
Titus H. Harris, Jr.          Director, Executive Vice President of SMH
Donald R. Campbell            Director, retired
W. Blair Waltrip              Director, private investor
John H. Styles                Director, private investor
Nolan Ryan                    Director, private investor
Dan S. Wilford                Director, President and CEO of Memorial Hermann
                                    Healthcare System
Stephen M. Reckling           Chairman and CEO of Pinnacle Management & Trust
                                    Co.
Rick Berry                    Chief Financial Officer